PromoShare, Inc.
Statements of Changes in Shareholders' Deficit
From January 16, 2018 (Inception) to Decmber 31, 2019
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Earnings
	Shares	Amount			
Balance, January 16, 2018 (Inception)	-	$ -	$ -	$ -	$ -
Net income				-	-
Balance, December 31, 2018	-	-	-	-	-
Issuance of founder shares	6,376,843	65,000			65,000
			35,000		35,000
Net income				130	130
Balance, December 31, 2019	6,376,843	$ 65,000	$ 35,000	$ 130	$ 100,130